Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

SPAC

Nextdoor is pursuing a SPAC deal

The company is led by Sarah Friar, a Wall Street veteran who took Square public.

Patrick T. Fallon/Bloomberg via Getty Images

By Owen Thomas | July 6, 2021

Nextdoor, the neighborhood-based social network, said Tuesday it planned to become a public company later this year by merging with an investment vehicle created by one of its venture backers, Khosla Ventures.

The merger with Khosla Ventures Acquisition Co. II, after which Nextdoor plans to trade under the ticker symbol KIND, should be completed in the fourth quarter, the companies said.

The deal is particularly notable given Nextdoor CEO Sarah Friar’s extensive Wall Street experience. She worked at Goldman Sachs for 11 years, rising to the rank of managing director, before joining Square as its chief financial officer and taking that company public. She served on the board of New Relic, joining shortly before its IPO, and is a director at Slack, which went public through a direct listing in 2019.

The deal will value Nextdoor at $4.3 billion. The company said it would use funding raised in the deal, which includes $270 million in a PIPE investment and $416 million in the Khosla vehicle, after expenses to expand Nextdoor internationally. The company’s growth into new neighborhoods has gone at a slow pace, according to statistics provided by the company. By 2019, Nextdoor served 236,000 neighborhoods, and in 2021, it serves 275,000.

Friar, company co-founders Prakash Janakiraman and Sarah Leary, and Benchmark investor Bill Gurley are contributing some of their personal stakes in the company to create the nonprofit Nextdoor Kind Foundation.

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Owen Thomas

Owen Thomas is a senior editor at Protocol overseeing venture capital and financial technology coverage. He was previously business editor at the San Francisco Chronicle and before that editor-in-chief at ReadWrite, a technology news site. You’re probably going to remind him that he was managing editor at Valleywag, Gawker Media’s Silicon Valley gossip rag. He lives in San Francisco with his husband and Ramona the Love Terrier, whom you should follow on Instagram.

TAGS:

Public Listing    Nextdoor     Sarah Friar     Spac

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.